FORM 5 - 1999                                     Benny E. Jay


             U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

___  Check here if  no longer subject to Section   16.
     Form 4 or Form 5 obligations may continue.
     See Instruction 1(b)
___  Form 3 Holdings Reported
___  Form 4 Transactions Reported

1.   Name and Address of Reporting Person:
          BENNY E. JAY
          4305 Hyridge Drive
          Austin, Texas 78759
2.   Issuer Name and Ticket or Trading Symbol
          ELECTROSOURCE, INC.      ELSI
3.   IRS or Social Security Number of Reporting Person (Voluntary)
          ###-##-####
4.   Statement for Month/Year
          Yearend 1999
5.   If Amendment, Date of Original (Month/Year)
          N/A
6. Relationship of Reporting Person to Issuer (Mark all applicable)

     Yes _X_   No ___    Director
     Yes ___   No ___    10% Owner
     Yes _X_   No ___    Officer (give title below)
     Yes ___   No ___    Other (specify below)
          Chief Executive Officer/President

 TABLE I -  Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned

1.   Title of Security (Instruction 3)
          Common Stock, $1.00 par value
2.   Transaction Date (Month/Day/Year)
          N/A
3.   Transaction Code (Instruction 8)
          N/A
4.   Securities Acquired (A) or Disposed of (D) (Instructions 3,
     4 and 5):
     A.   Amount:   0
     B.   Acquired (A)___     Disposed of (D)____
     C:   Price:
5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instructions 3 and 4):
          None
6.   Ownership Form:  Direct (D) or Indirect (I) (Instruction 4)
          N/A
7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

   TABLE II - Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3)
          Stock Option to Purchase Common Stock
2.   Conversion or Exercise Price of Derivative Security
          (1)  $1.75
          (2)  $1.156
3.   Transaction Date (Month/Day/Year)
          (1)  February 3, 1999
          (2)  August 4, 1999
4.   Transaction Code (Instruction 8)
          (1) & (2) A - Grant of Stock Options
5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D) (Instructions 3,4 & 5):
     A.   Acquired (A):       (1)  15,000 shares
                              (2)  30,000 shares
     B.   Disposed of (D):    0

6.   Date of Exercisable and Expiration Date (Month/Day/Year)
     A.   Date Exercisable    (1)  1/3 as of 8/3/99, 8/3/00, and 8/3/01
                              (2)  1/3 as of 2/4/00, 2/4/02, and 2/4/03
     B.   Expiration Date     (1)  February 3, 2009
                              (2)  August 4, 2009
7.   Title and Amount of Underlying Securities (Instructions 3 and 4)
     A.   Title          Electrosource, Inc., Common Stock, par value $1.00
     B.   Amount or Number of Shares         (1)  15,000
                                             (2)  30,000
8.   Price of Derivative Security (Instruction 5)
     These derivative securities were issued pursuant to the 1996
     Stock Option Plan at no cost to the recipient.
9.   Number of Derivative Securities Beneficially Owned at End of
     Year (Instruction 4)
          Options to purchase 75,000 shares of Common Stock
10.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instruction 4):
          Direct
11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A
Explanation of Responses:
          None

     /s/
Benny E. Jay
Date:  January 12, 2000